Exhibit 99.2

VOTING AND SUPPORT AGREEMENT

AND IRREVOCABLE PROXY

This Voting and Support Agreement and Irrevocable Proxy (this “Agreement”), dated as of June 12, 2013, is entered into by and among Belo Corp., a Delaware corporation (“Belo”), Gannett Co., Inc., a Delaware corporation (“Gannett”), and Dunia A. Shive (“Stockholder”, together with Belo and Gannett, the “parties”).

WHEREAS, Stockholder is the record and beneficial owner (or in the case of shares held in street name, beneficial owner) of the number of shares of Series A Common Stock of Belo, par value $0.01 per share (the “Series A Stock”) and Series B Common Stock of Belo, par value $0.01 per share (the “Series B Stock”, together with the Series A Stock, the “Belo Common Stock”), set forth on Exhibit A attached hereto (such shares, together with any other shares of capital stock of Belo the beneficial ownership of which is acquired by Stockholder after the date hereof (including through the exercise of stock options, warrants or similar rights, the conversion or exchange of securities or the acquisition of the power to vote or direct the voting of such shares) being collectively referred to herein as the “Shares” of Stockholder);

WHEREAS, concurrently with the execution and delivery of this Agreement, Belo, Gannett and Delta Acquisition Corp. (“Merger Sub”) have entered into an Agreement and Plan of Merger, dated as of the date hereof (as the same may be amended, supplemented or otherwise modified in accordance with its terms, the “Merger Agreement”), pursuant to which Belo, Gannett and Merger Sub have, among other things, agreed to the merger of Merger Sub with and into Belo on the terms and conditions set forth in the Merger Agreement (the “Merger”); and

WHEREAS, as an inducement and an essential condition to Gannett and Merger Sub entering into the Merger Agreement, Belo and Stockholder have agreed to enter into this Agreement pursuant to the Merger Agreement and this Agreement and the Merger Agreement have each been approved by the Belo board of directors.

NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties and agreements contained herein and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

1. Voting Agreement and Irrevocable Proxy.

(a) Voting Agreement. Stockholder covenants and agrees that, prior to the Expiration Date, at any duly called meeting of the stockholders of Belo (or any adjournment, postponement or continuation thereof), and in any other circumstances other than a duly called meeting of the stockholders of Belo upon which a vote, consent or other approval (including by written consent) with respect to the Merger or the Merger Agreement is sought, Stockholder shall appear at such meeting, in person or by proxy, and shall vote, and cause to be voted, all Shares of Stockholder: (i) in favor of the approval of the Merger Agreement and approval of the Merger and the other transactions contemplated by the Merger Agreement (and any actions required in furtherance thereof), and (ii) against (A) any proposal made in opposition to or in competition with the Merger or the transactions contemplated by the Merger Agreement, (B) any action, proposal, transaction or agreement which would, or would reasonably be expected to, result in a breach of any covenant, representation or warranty or any other obligation or agreement of Belo under the Merger Agreement or of Stockholder under this Agreement, (C) any merger, reorganization, consolidation, share exchange, business combination, sale of assets or similar transaction with or involving Belo and any party other than Gannett, including any Acquisition Proposal, and (D) any other action or proposal the consummation of which would, or could reasonably be expected to, prevent, impede, interfere with, delay, postpone, discourage or frustrate the purposes of or adversely affect the consummation of the Merger or the other transactions contemplated by the Merger Agreement or the fulfillment of Belo’s or Gannett’s conditions under the Merger Agreement or change in any manner the voting rights of any class of capital stock of Belo (including any amendments to the Amended and Restated Certificate of Incorporation of Belo or the Amended and Restated Bylaws of Belo, in each case as amended as of the date hereof). Any such vote shall be cast (or consent shall be given) by Stockholder in accordance with such procedures relating thereto so as to ensure that it is duly counted, including for purposes of determining that a quorum is present and for purposes of recording the results of such vote (or consent). Stockholder shall provide Gannett with at least five (5) Business Days’ prior written notice prior to signing any action proposed to be taken by written consent with respect to any Shares. Stockholder agrees not to enter into any agreement or commitment with any Person the effect of which would be inconsistent with or otherwise violate the provisions and agreements set forth in this Section 1. Anything herein to the contrary notwithstanding, this Section 1 shall not require any Stockholder to appear at such meeting, in person or by proxy, or to vote, or cause to be voted any Shares of Stockholder to amend the Merger Agreement or take any action that results or could result in the amendment or modification, or a waiver of a provision therein, in any such case, in a manner that (i) decreases the amount the Merger Consideration or changes the form of the Merger Consideration or (ii) imposes any material restrictions on or additional conditions on the payment of the Merger Consideration to stockholders; provided, however, that any extension of the Outside Date in accordance with the terms of the Merger Agreement shall not be deemed a material restriction or additional condition hereunder.

(b) Grant of Irrevocable Proxy. In furtherance of Stockholder’s agreement in Section 1(a), Stockholder hereby appoints Gannett and any designee of Gannett, and each of them individually, as Stockholder’s agent, proxy and attorney-in-fact, with full power of substitution, for and in the name, place and stead of Stockholder, to vote all Shares of Stockholder (at any meeting of Belo stockholders however called and any adjournment thereof), or to execute one or more written consents in respect of such Shares, in accordance with Section 1(a). This proxy shall (i) be valid and irrevocable until the Expiration Date and (ii) automatically terminate upon the Expiration Date. Stockholder represents and warrants that any and all other proxies heretofore given in respect of the Shares of Stockholder are revocable, and that such other proxies have been revoked. Stockholder affirms that the foregoing proxy is: (A) given (1) in connection with the execution of the Merger Agreement and (2) to secure the performance of Stockholder’s duties under this Agreement, (B) coupled with an interest and may not be revoked except as otherwise provided in this Agreement and (C) intended to be irrevocable prior to the Expiration Date. To the extent permitted by applicable Law, all authority herein conferred shall survive the death or incapacity of Stockholder and shall be binding upon the heirs, estate, administrators, personal representatives, successors and assigns of Stockholder.

(c) Other Voting Rights. Notwithstanding anything to the contrary herein, Stockholder shall remain free to vote or exercise its rights to consent with respect to the Shares with respect to any matter not covered by Section 1(a) in any manner Stockholder deems appropriate, provided that such vote or consent would not and could not reasonably be expected to prevent, impede, interfere with, delay, postpone, discourage or frustrate the purposes, or prevent or delay the consummation, of the transactions contemplated by the Merger Agreement or the fulfillment of Belo’s or Gannett’s conditions under the Merger Agreement or change in any manner the voting rights of any class of capital stock of Belo (including any amendments to the Amended and Restated Certificate of Incorporation of Belo or the Amended and Restated Bylaws of Belo, in each case as amended as of the date hereof).

(d) Additional Shares. In the event that Stockholder acquires record or beneficial ownership of, or the power to vote or direct the voting of, any additional voting interest with respect to the Company, such voting interests shall, without further action of the parties, be subject to the provisions of this Agreement and the number of Shares shall be deemed to have been adjusted accordingly.

2. Restrictions on Transfer. Stockholder covenants and agrees, in his, her or its capacity as a stockholder of Belo only, that prior to the Expiration Date, Stockholder shall not, and shall cause each Affiliate of Stockholder (other than Belo and its controlled Affiliates) not to, directly or indirectly (other than pursuant to this Agreement or in connection with the Merger), (a) give, offer, sell, exchange, transfer, assign, pledge, encumber or otherwise dispose of the record or beneficial ownership (any such act, a “Transfer”) of, or enter into any contract, option or other legally binding arrangement for the Transfer of, or consent to any Transfer of, any or all of Stockholder’s (or Stockholder’s Affiliate’s) Shares, or any right, title or interest therein, or seek to do any of the foregoing, provided, that Stockholder may Transfer or enter into any contract, option or other legally binding arrangement for the Transfer of, or consent to the Transfer of, (i) if Stockholder is a director of Belo, up to 100,000 shares of Series A Stock of Stockholder or its Affiliates, or any right, title or interest therein, for philanthropic purposes, (ii) other Shares of Stockholder or its Affiliates (x) for estate planning purposes so long as each transferee is a Permitted Transferee (as defined in Belo’s Amended and Restated Certificate of Incorporation) and agrees to be bound by the provisions of this Agreement by executing and delivering to Gannett a counterpart hereof and (y) in connection with cashless exercise, conversion or exchange of, or payments of Taxes with respect to the exercise, conversion, exchange, settlement or vesting of, any stock option, restricted stock or other equity compensation awards, (b) grant any proxies or enter into any voting trust, voting agreement, power of attorney or other agreement or legally binding arrangement with respect to any such Shares or deposit any of such Shares into a voting trust, or (c) otherwise permit any Liens to be created on any such Shares. No Transfer of any Shares in violation of this Section 2 shall be made or recorded on the books of Belo and any such attempted Transfer shall be void and of no effect. Stockholder shall promptly notify Gannett if Stockholder is approached or solicited, directly or indirectly, in respect of any Transfer of Shares, and shall provide Gannett with all details relating thereto as reasonably requested by Gannett. For purposes of this Agreement, “Affiliate” shall have the meaning as used in Regulation 13D under the Exchange Act.

Furthermore, Stockholder covenants and agrees, until after the Stockholder Approval has been obtained, (i) not to convert any shares of Series B Stock into shares of Series A Stock and (ii) not to take any action that would cause any Takeover Law to apply to the Shares.

3. Confidentiality. Stockholder recognizes that successful consummation of the transactions contemplated by this Agreement (including the Merger) may be dependent upon confidentiality with respect to the matters referred to herein. In this connection, prior to the public disclosure thereof by Belo or Gannett pursuant to the terms of the Merger Agreement, Stockholder hereby agrees, in his or her capacity as a stockholder of Belo only, not to issue any press release or make any other public statement or disclose or discuss such matters with anyone not a party to this Agreement (other than Stockholder’s counsel and advisors, if any) without the prior written consent of Belo and Gannett, except as required by applicable law.

4. Nonsolicitation.

(a) Prior to the Expiration Date, Stockholder (solely in its capacity as a stockholder of Belo) shall not, and shall use reasonable best efforts to cause its agents, advisors and other representatives (“Stockholder Representatives”) not to, (i) solicit, initiate, induce, encourage or knowingly facilitate (including by way of furnishing information) the making of any Acquisition Proposal or any Acquisition Inquiry, (ii) other than with Gannett or its Representatives, enter into, continue, have or otherwise participate in any discussions or negotiations regarding, or furnish to any Person any non-public information in connection with, any Acquisition Proposal or any Acquisition Inquiry, (iii) approve, accept, endorse or recommend any Acquisition Proposal or knowingly facilitate any effort or attempt to make or implement an Acquisition Proposal or Acquisition Inquiry, or (iv) enter into any agreement with respect to or resolve or agree to any of the actions described in clauses (i) through (iii) of this Section 4(a), in each case except to the extent that at such time Belo is permitted to take such action pursuant to Section 6.4 of the Merger Agreement.

(b) Upon execution of this Agreement, Stockholder (solely in its capacity as a stockholder of Belo) shall, and shall use reasonable best efforts to cause its Stockholder Representatives to, immediately cease and terminate any discussions or negotiations with any Person conducted heretofore with respect to any Acquisition Proposal or Acquisition Inquiry, and use commercially reasonable efforts to obtain the return from all such Persons or cause the destruction of all copies of confidential information previously provided to such parties by Stockholder or its Stockholder Representatives.

5. Representations, Warranties and Covenants of Stockholder.

Stockholder represents, warrants and covenants to Gannett that:

(a) (i) Stockholder beneficially owns (as such term is defined in Rule 13d-3 under the Exchange Act) and (except with respect to shares held in street name) owns of record all of the Shares listed on Exhibit A attached hereto as owned by Stockholder as of the date hereof, free and clear of all Liens, proxies and restrictions on the right to vote or Transfer such Shares, except for any such Liens and restrictions arising hereunder and except for Transfer restrictions of general applicability under the Securities Act of 1933, as amended, and state “blue sky” laws. Without limiting the foregoing, except to the extent set forth in this Agreement, Stockholder has the sole power, authority and legal capacity to vote and Transfer Stockholder’s Shares listed on Exhibit A attached hereto and no Person other than Stockholder has any right to direct or approve the voting or disposition of any of Stockholder’s Shares. As of the date hereof, Stockholder does not own, beneficially or of record, any voting securities of Belo other than the number of Shares set forth on Exhibit A attached hereto.

(b) Stockholder does not hold any options, warrants or other rights to acquire any additional shares of Belo Common Stock or any securities exercisable for or convertible into shares of Belo Common Stock, except as set forth below Stockholder’s signature block on Exhibit A attached hereto (collectively, “Derivative Securities”).

(c) The execution, delivery and performance by Stockholder of this Agreement and the consummation by Stockholder of the transactions contemplated hereby are (i) if Stockholder is an entity, within the corporate or other organizational powers of Stockholder and have been duly authorized by all necessary corporate or other organizational action or (ii) if Stockholder is an individual, within the capacity of Stockholder. This Agreement constitutes a legal, valid and binding Agreement of Stockholder, enforceable against Stockholder in accordance with its terms, subject only to the effect of any applicable bankruptcy, insolvency, moratorium or similar law affecting creditors’ rights generally and to rules of law governing specific performance, injunctive relief and other equitable remedies. If Stockholder is married and the Shares and Company Stock Options set forth on the signature page hereto constitute community property under Applicable Law, this Agreement has been duly authorized, executed and delivered by, and constitutes the legal, valid and binding agreement of, such Stockholder’s spouse, subject to the effect of any applicable bankruptcy, insolvency, moratorium or similar law affecting creditors’ rights generally and to rules of law governing specific performance, injunctive relief and other equitable remedies. If this Agreement is being executed in a representative or fiduciary capacity, the Person signing this Agreement has full power and authority to enter into and perform this Agreement.

(d) The execution and delivery of this Agreement by Stockholder does not, and the performance of this Agreement by Stockholder will not, (i) require Stockholder to obtain any consent, approval, authorization, waiver or permit of any Governmental Authority, (ii) conflict with or violate any laws, statutes, ordinances, codes, orders, rules, regulations and other legally enforceable requirements enacted, issued, adopted, promulgated, enforced, ordered or applied by any Governmental Authority applicable to Stockholder or by which any property of Stockholder is bound or affected, or (iii) result in any breach of or constitute a default under (or an event which, with notice or lapse of time, or otherwise, would constitute a default), or give rise to a right of termination or cancellation, an acceleration of performance required, a loss of benefits, or result in the creation of a Lien on any asset of Stockholder pursuant to, any agreement, instrument or indenture to which Stockholder is a party or by which Stockholder is bound, except in the case of clauses (ii) and (iii) for any such conflicts, violations, breaches, defaults or other occurrences of the type referred to above which would not prevent, delay or impair Stockholder’s ability to perform its obligations under this Agreement.

(e) Stockholder has not entered into any agreement or commitment with any Person that is inconsistent with this Agreement.

(f) Stockholder consents to the treatment of all Derivative Securities of Belo in the manner set forth in Section 2.3 of the Merger Agreement, including the cancellation without consideration of Options that have an exercise price greater than the Merger Consideration.

6. Termination. This Agreement shall terminate immediately upon the earlier of (a) the consummation of the Merger pursuant to the Merger Agreement, or (b) the termination of the Merger Agreement in accordance with its terms (the “Expiration Date”); provided, however, that Sections 6, 7 and 10 shall survive the termination of this Agreement. No party shall be relieved of any liability or damages incurred or suffered by the other parties to the extent such liabilities or damages were the result of fraud or the material or intentional breach by a party of any of its representations, warranties, covenants or other agreements set forth herein.

7. Waiver of Appraisal and Dissenters’ Rights. Stockholder hereby (a) waives and agrees not to exercise any rights (including under Section 262 of Delaware Law) to demand appraisal of any Shares or rights to dissent from the Merger which may arise with respect to the Merger or under the transactions contemplated by the Merger Agreement and (b) agrees (i) not to commence or participate in, and (ii) to take all actions necessary to opt out of, any class in any class action with respect to, any claim, derivative or otherwise, against Belo, Gannett or any of their respective Affiliates relating to the negotiation, execution or delivery of this Agreement or the Merger Agreement or the consummation of the Merger, including any claim (A) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement or the Merger Agreement or (B) alleging a breach of any fiduciary duty of the Board of Directors of the Company in connection with the Merger Agreement or the transactions contemplated thereby.

8. Information for Proxy Statement. Stockholder hereby authorizes Belo and Gannett to publish and disclose in the Proxy Statement and any other filing with any Governmental Authority required to be made in connection with the Merger Agreement his or her identity and ownership of Shares and the nature of his or her commitments, arrangements and understandings under this Agreement; provided that, in advance of any such publication or disclosure, Stockholder shall be afforded a reasonable opportunity to review such disclosure. Stockholder agrees to notify Gannett as promptly as practicable of any inaccuracies or omissions known to Stockholder in any information relating to Stockholder that is so published or disclosed.

9. Notices of Certain Events. Stockholder shall promptly notify Gannett of any development occurring after the date hereof that causes, or that would reasonably be expected to cause, any of the representations and warranties of Stockholder set forth in this Agreement to no longer be true and correct.

10. General Provisions.

(a) No Other Agreement. Stockholder does not make any agreement or understanding in this Agreement in Stockholder’s capacity as a director or officer of Belo or any of its subsidiaries, and nothing in this Agreement (i) will limit or affect any actions or omissions taken by Stockholder in his or her capacity as such a director or officer, as applicable, including in exercising rights under the Merger Agreement, and no such actions or omissions in such capacity shall be deemed a breach of this Agreement or (ii) will be construed to prohibit, limit or restrict Stockholder from exercising Stockholder’s fiduciary duties as an officer or director, as applicable, to Belo or its stockholders.

(b) Notices. All notices, claims, demands and other communications hereunder shall be in writing and shall be deemed given (a) when sent by facsimile transmission (providing confirmation of transmission by the transmitting equipment) or e-mail of a .pdf attachment (with confirmation of receipt by non-automated reply e-mail from the recipient) (provided, that any notice received by facsimile or e-mail transmission or otherwise at the addressee’s location on any Business Day after 5:00 p.m. (New York time) shall be deemed to have been received at 9:00 a.m. (New York time) on the next Business Day) or (b) when sent by an internationally recognized overnight carrier (providing proof of delivery) or when delivered by hand, addressed to the address set forth on Exhibit A.

(c) Specific Performance. The parties hereto agree that irreparable damage would occur and that the parties would not have an adequate remedy at law in the event that any of the provisions of this Agreement, including the irrevocable proxy, were not performed in accordance with their specific terms or were otherwise breached. Accordingly, the parties further agree that each party shall be entitled to an injunction or restraining order to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court with jurisdiction pursuant to Section 10(f) below, without proof of actual damages (and each party hereby waives any requirement for the securing or posting of any bond or other security in connection therewith), this being in addition to any other right or remedy to which such party may be entitled under this Agreement, at law or in equity. Stockholder shall pay all costs and expenses of collection or enforcement of this Agreement by or on behalf of Gannett, including reasonable attorneys’ fees to the extent Gannett is successful in such collection or enforcement.

(d) Entire Agreement. This Agreement (including the documents and instruments referred to herein, including the Merger Agreement) constitutes the entire agreement, and supersedes all other prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof.

(e) Assignment; Parties in Interest. No party to this Agreement may assign any of its rights, interests or obligations under this Agreement or delegate any of its duties under this Agreement (whether by operation of law or otherwise) without the prior written consent of the other parties hereto, and any such assignment or delegation in contravention of this Section 10(e) shall be void and of no force or effect; provided, that Gannett may, in its sole discretion, assign or transfer all or any of its rights under this Agreement to any direct or indirect wholly-owned subsidiary of Gannett. Subject to the foregoing, this Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any Person not a party hereto any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, including to confer third party beneficiary rights.

(f) Governing Law; Consent to Jurisdiction; Venue. This Agreement shall be governed and construed in accordance with the laws of the State of Delaware without regard to the conflicts of law rules of such state. All Legal Proceedings arising out of or relating to this Agreement shall be heard and determined in any state or federal court sitting in the State of Delaware. Each of the parties hereto irrevocably submits to the exclusive jurisdiction of the Delaware Court of Chancery and the United States District Court for the District of Delaware for the purpose of Legal Proceeding arising out of or relating to this Agreement, and each of the parties hereto irrevocably agrees that all claims in respect to such Legal Proceeding may be heard and determined exclusively in such venues. Each of the parties hereto irrevocably consents to the service of any summons and complaint and any other process in any Legal Proceeding relating to the Merger, on behalf of itself or its property, by the personal delivery of copies of such process to such party. Nothing in this Section 10(f) shall affect the right of any party hereto to serve legal process in any other manner permitted by applicable Law.

(g) WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

(h) Headings. The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

(i) Certain Definitions and Rules of Construction.

(i) Capitalized terms used and not otherwise defined in this Agreement shall have the meanings ascribed to such terms in the Merger Agreement.

(ii) References in this Agreement to any gender shall include references to all genders. Unless the context otherwise requires, references in the singular include references in the plural and vice versa. References to a party to this Agreement or to other agreements described herein means those Persons executing such agreements.

(iii) The words “include”, “including” or “includes” shall be deemed to be followed by the phrase “without limitation” or the phrase “but not limited to” in all places where such words appear in this Agreement. The word “or” shall be deemed to be inclusive.

(iv) This Agreement is the joint drafting product of each of the parties hereto, and each provision has been subject to negotiation and agreement and shall not be construed for or against any party as drafter thereof.

(v) In each case in this Agreement where this Agreement is represented or warranted to be enforceable will be deemed to include as a limitation to the extent that enforceability may be subject to applicable bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or similar laws affecting the enforcement of creditors’ rights generally and to general equitable principles, whether applied in equity or at law.

(j) Counterparts; Facsimile or E-mail Signature. This Agreement may be executed in two or more counterparts which together shall constitute a single agreement. Execution of this Agreement may be made by facsimile signature or e-mail of a .pdf attachment, which, for all purposes, shall be deemed to be an original signature.

(k) Severability. Any term or provision of this Agreement that is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement in any other jurisdiction, unless the effects of such invalidity or unenforceability would prevent the parties from realizing the economic benefits of the Merger that they currently anticipate obtaining therefrom. Upon such determination that any term or other provision is invalid or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable law in an acceptable manner to the end that the transactions contemplated by this Agreement are fulfilled to the extent possible.

(l) No Partnership, Agency or Joint Venture. This Agreement is intended to create, and creates, a contractual relationship and is not intended to create, and does not create, any agency, partnership, joint venture or other like relationship between the parties.

(m) No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Gannett any direct or indirect ownership or incidence of ownership of or with respect to any Shares. All rights, ownership and economic benefits of and relating to the Shares shall remain vested in and belong to Stockholder, and Gannett shall have no authority to direct Stockholder in the voting or disposition of any of the Shares except as otherwise provided herein.

(n) Amendment. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

(o) Waiver. The parties hereto may, to the extent permitted by applicable laws, (i) extend the time for the performance of any of the obligations or other acts of any other party hereto, (ii) waive any inaccuracies in the representations and warranties by any other party contained herein or in any documents delivered by any other party pursuant hereto, and (iii) waive compliance with any of the agreements of any other party or with any conditions to its own obligations contained herein. No failure or delay by any party hereto in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right hereunder. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

(p) Consultation with Counsel. Each party acknowledges and represents that, in executing this Agreement, it has had the opportunity to seek advice as to its legal rights from legal counsel and that such party has read and understood all of the terms and provisions of this Agreement. This Agreement shall not be construed against any party by reason of the drafting or preparation thereof.

[Signature page follows]

IN WITNESS WHEREOF, Belo, Gannett and Stockholder have caused this Voting and Support Agreement and Irrevocable Proxy to be duly executed and delivered as of the date first written above.

BELO CORP.

By:	/s/ Dunia A. Shive
	Name:	Dunia A. Shive
	Title:	President and Chief Executive Officer

GANNETT CO., INC.

By:	/s/ Gracia C. Martore
	Name:	Gracia C. Martore
	Title:	President and CEO

STOCKHOLDER (individual):

By:	/s/ Dunia A. Shive
	Name:	Dunia A. Shive

STOCKHOLDER (entity):

Name of entity:

By:
Name:
Title: